                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. 2)*


                              SL Industries, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, par value $0.20 per share
________________________________________________________________________________
                        (Title of Class of Securities)


                                   784413106
                                ______________
                                (CUSIP Number)

                                 Kenneth Liang
                     Managing Director and General Counsel
                        Oaktree Capital Management, LLC
                      333 South Grand Avenue, 28th Floor
                         Los Angeles, California 90071
                                (213) 830-6300
________________________________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               January 19, 1999
________________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)
                              (Page 1 of 9 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 784413106                   13D                 Page  3  of  9  Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Oaktree Capital Management, LLC
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     Not applicable.
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting
 Person With                      472,200
                             --------------------------------------------------
                              (8) Shared Voting
                                    Power

                                  -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power

                                  472,200
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power

                                  -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     472,200
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     8.34%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IA, OO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 784413106                   13D                 Page  4  of  9  Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     OCM Principal Opportunities Fund, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     OO, WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting
 Person With                      472,200
                             --------------------------------------------------
                              (8) Shared Voting
                                    Power

                                  -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power

                                  472,200
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power

                                  -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     472,200
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     8.34%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock, par value $0.20 per share ("Common Stock"), of SL Industries, Inc., a New Jersey corporation (the "Issuer"). The address of the principal executive office of the Issuer is 520 Fellowship Road, Suite A114, Mt. Laurel, New Jersey 08054.

ITEM 2.  IDENTITY AND BACKGROUND

This Schedule 13D is filed on behalf of:

          (1) Oaktree Capital Management, LLC, a California limited liability company ("Oaktree"), in its capacity as general partner of the Principal Opportunities Fund (see below); and

          (2) OCM Principal Opportunities Fund, L.P., a Delaware limited partnership (the "Principal Opportunities Fund").

The principal business of Oaktree is providing investment advice and management services to institutional and individual investors. The Principal Opportunities Fund is a limited partnership which generally invests in entities in which there is a potential for the fund to exercise significant influence over such entities. Based on Oaktree's relationship with the Principal Opportunities Fund, Oaktree may be deemed to beneficially own the shares of Common Stock held by the Principal Opportunities Fund.


(a)-(c) & (f)


Oaktree is the general partner of the Principal Opportunities Fund. The address of the principal business and principal office for Oaktree, the Principal Opportunities Fund and the portfolio managers is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. The members and executive officers of Oaktree and the Principal Opportunities Fund are listed below. The principal address for each member and executive officer of Oaktree and the Principal Opportunities Fund is 333 South Grand Avenue, 28th Floor,
Los Angeles, California 90071. Each individual listed below is a citizen of the United States of America.

Executive Officers & Members
----------------------------
Howard S. Marks          Chairman and Principal
Bruce A. Karsh           President and Principal
Sheldon M. Stone         Principal
David Richard Masson     Principal
Larry W. Keele           Principal
Stephen A. Kaplan        Principal
Russel S. Bernard        Principal
David Kirchheimer        Managing Director and Chief Financial and
                          Administrative Officer
Kenneth Liang            Managing Director and General Counsel

Portfolio Managers
------------------
Stephen A. Kaplan        Principal
Bruce A. Karsh           President and Principal


(d)-(e)

During the last five years, neither Oaktree, the Principal Opportunities Fund, nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Principal Opportunities Fund holds 472,200 shares of the Issuer's Common Stock as of the date hereof. The Principal Opportunities Fund used $6,167,116 of funds obtained from its working capital for the acquisition of such shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

The shares of the Issuer's Common Stock described herein were acquired for investment purposes, subject to the matters set forth below.

Oaktree, as the general partner of the Principal Opportunities Fund, will evaluate the Issuer's business and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether to hold or to sell shares of the Issuer's Common Stock or whether additional shares of the Issuer's Common Stock will be acquired by the Principal Opportunities Fund. The investment strategy of the Principal Opportunities Fund is generally to invest in entities in which there is a potential to exercise significant influence over such entities, and the Principal Opportunities Fund's share ownership, at some point, may be deemed to constitute "control" of the Issuer. Additional shares of Common Stock may be acquired in the open market or in privately negotiated transactions, or some or all of the shares of the Issuer's Common Stock owned by the Principal Opportunities Fund may be sold. Oaktree currently has no agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing review of investment alternatives, Oaktree may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, Oaktree may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

ITEM 5.  INTEREST AND SECURITIES OF THE ISSUER

(a) As of the date of this Schedule 13D, the Principal Opportunities Fund owns and has sole power to vote and dispose of 472,200 shares of Common Stock of the Issuer (approximately 8.34% of the outstanding shares of the Issuer's Common Stock).

As of the date of this Schedule 13D, Oaktree, in its capacity as the general partner of the Principal Opportunities Fund, may be deemed to be beneficially own 472,200 shares of Common Stock of the Issuer (approximately 8.34% of the outstanding shares of the Issuer's Common Stock).

(b) Oaktree has discretionary authority and control over all of the assets of the Principal Opportunities Fund pursuant to its status as general partner, including the power to vote and dispose of the Issuer's Common Stock. Therefore, Oaktree has the power to vote and dispose of 472,200 shares of the Issuer's Common Stock.

(c) Since the filing of the prior amendment to this Schedule 13D, the Principal Opportunities Fund made the following purchases of the Issuer's Common Stock in the open market at the prices indicated:


Date of Purchases          Number of Shares         Price Per Share $
-----------------          ----------------         -----------------
    12/07/98                     4,100                      11.938
    12/30/98                     7,000                      12.598
    01/04/99                     4,400                      12.625
    01/06/99                     3,000                      13.125
    01/07/99                    35,600                      13.113
    01/12/99                     2,000                      13.000
    01/19/99                     5,400                      13.125
    01/20/99                     5,000                      13.025
    01/22/99                     2,600                      13.125


Oaktree, as general partner of the Principal Opportunities Fund, may be deemed to beneficially own the shares of the Issuer's Common Stock which were purchased by the Principal Opportunities Fund. Oaktree and each of the individuals listed in Item 2 disclaims ownership of the shares of the issuer's Common Stock reproted herein (except for the shares owned directly by such individuals) and the filing of this Statement shall not be construed as an adminission that any such person is the beneficial owner of any securities covered by this statement. Other than these transactions, neither the Principal Opportunities Fund nor Oaktree and, to the best of their knowledge, none of their respective executive officers, directors or general partners has effected any transacion involving the Issuer's Common Stock since the filing of the prior amendment to this Schedule 13D.

(d) None

(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Oaktree, as general partner of the Principal Opportunities Fund, receives a management fee for managing the assets of the Principal Opportunities Fund and has a carried interest in the Principal Opportunities Fund.

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer currently owned by the Principal Opportunities Fund.(1)

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1- A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.





























---------------------------
(1) GFI Energy Ventures LLC ("GFI") acts as an advisor to Principal Opportunities Fund in the energy sector and GFI and the Principal Opportunities Fund regularly collaborate in investing in and managing interests in the energy sector. The Principal Opportunities Fund and GFI have a written agreement with respect to GFI sponsored portfolio companies, but GFI and the Principal Opportunities Fund have agreed that this agreement does not apply to the securities of the Issuer currently owned by the Principal Opportunities Fund. The Principal Opportunities Fund and GFI may enter into an arrangement with respect to the sharing of profits, if any, realized on the common stock of the Issuer.

                                   SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of this 22nd day of January, 1999.


OAKTREE CAPITAL MANAGEMENT, LLC


By:
----------------------------------------------
Kenneth Liang
Managing Director and General Counsel




OCM PRINCIPAL OPPORTUNITIES FUND, L.P.


By:
----------------------------------------------
Kenneth Liang
Managing Director and General Counsel
of Oaktree Capital Management, LLC,
general partner of OCM Principal Opportunities
Fund, L.P.